EXHIBIT 12.1

	YEAR ENDED
(in thousands of U.S. dollars	Dec. 31, 2006		Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Fixed charges:
Interest expense	$10,998	(1)	$10,927	$11,362	$13,134	$13,347
Portion of rent expense representative of interest	2900		2,900	2,600	2,467	1,867

Total fixed charges	$13,898		$13,827	$13,962	$15,601	$15,214

Earnings:
Income from continuing operations before tax	$101,989		$151,457	$159,067	$162,833	$149,197
Fixed charges per above	13,898		13,827	13,962	15,601	15,214

Total earnings	$115,887		$165,284	$173,029	$178,434	$164,411

Ratio of earnings to fixed charges	8.34		11.95	12.23	11.44	10.81

(1)	Excludes $13,751 of interest expense for premiums and losses on swap and swaption contracts. These contracts are unrelated to our indebtedness.